SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Quincy Resources Inc.
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(Name of Issuer)

Common Stock, $0.001 Par Value
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(Title of Class of Securities)

748565 10 8
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(CUSIP Number)

Platoro West Incorporated
3518 Earl Avenue, PO Box 2654, Durango, CO 81302
(972) 333 2214

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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2003
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No. 748565 10 8

1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Platoro West Incorporated

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3) SEC Use Only

4) Sources of Funds (See Instructions): OO (see Item 3)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with

(7) Sole Voting Power: 6,000,000

(8) Shared Voting Power -0-

(9) Sole Dispositive Power: 6,000,000

(10) Shared Dispositive Power -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

6,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11):

36%

14) Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value ("Common Stock") of Quincy Resources Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 309 Center Street, Hancock, MI 49930.

Item 2. Identity and Background

This statement is filed by Platoro West Incorporated ("Platoro"), a Nevada corporation. Platoro is a privately owned corporation in the mineral exploration industry. Platoro's business address is 3518 Earl Avenue, PO Box 2654, Durango, CO 81302. William M. Sheriff, a United States citizen ("Sheriff"), is the sole officer, director and shareholder of Platoro.

The securities were acquired by Platoro in a tax-free exchange pursuant to an Agreement and Plan of Merger dated January 17, 2003 among the Issuer, Atlas Database Acquisitions Corp., a Delaware corporation wholly owned by the Issuer (the "Subsidiary"), Atlas Database Corp. a Delaware corporation ("Atlas"), Platoro and William M. Sheriff ("Sheriff"). As part of this transaction, Platoro transferred to the Issuer certain shares owned in Atlas by Platoro, and the Issuer in exchange issued the securities to Platoro. Pursuant to the terms of the Agreement and Plan of Merger, the Subsidiary acquired all of the issued and outstanding shares of capital stock of Atlas from Sheriff in exchange for 6,000,000 newly issued shares of the Issuer's common stock (the "Acquisition"). Concurrently with the Acquisition, the Subsidiary was merged with and into Atlas.

During the last five (5) years, neither Platoro nor Sheriff has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Platoro nor Sheriff has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The sole source of consideration for the issuance of 6,000,000 shares of the Issuer's common stock to Sheriff was the tender of 100% of the outstanding shares of Atlas in connection with the Acquisition.

Item 4. Purpose of Transaction

The purpose of the transaction herein reported was the Issuer acquiring ownership of Atlas. Otherwise, Platoro has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of January 17, 2003, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1. Agreement and Plan of Merger among the Issuer, Atlas Database Acquisitions Corp., Atlas Database Corp., Platoro West Incorporated and William M. Sheriff made as of the 17th day of January, 2003 (previously filed as an exhibit to the Issuer's Current Report on Form 8-K dated January 17, 2003).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2003

/s/ William M . Sheriff

William M. Sheriff